SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 14, 2004

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: A press release dated October 14, 2004, announcing results of sales for the third quarter of 2004.

October 14th, 2004

Q3 sales 2004

Like-for-like sales growth: an increase of +5.5%

(+7.7% for the first 9 months)

1 – Like-for-like sales growth of +5.5% for the 3rd quarter 2004

Groupe Danone has achieved a +5.5% like-for-like sales growth in third-quarter. This takes the like-for-like sales growth to +7.7% for the first 9 months of 2004.

Consolidated sales amounted to €10,561 million in the first 9 months of 2004, increasing by +4.5% on an historical basis.

Changes in exchange rates had a negative impact of -2.3% while the scope of consolidation negatively impacted sales by -0.9%.

Figures by business line and geographical area for the first 9 months are as follows:

€ millions	9 months 2003	9 months 2004	Change like for like [1]
BY BUSINESS LINE
Fresh Dairy Products	4,674	5,223	+10.6%
Beverages	2,907	2,770	+6.4%
Biscuits & Cereal Products	2,293	2,330	+3.6%
Other Food Business	235	238	+1.0%

BY GEOGRAPHICAL AREA
Europe	6,770	7,154	+4.2%
Asia	1,568	1,681	+13.4%
Rest of World	1,771	1,726	+17.9%

Group	10,109	10,561	+7.7%

[1] : like for like = at constant scope of consolidation and exchange rates

For further information :

Direction de la Communication : 33 1 44 35 20 70 / 33 1 44 35 20 75

GROUPE DANONE : 17 Boulevard Haussmann, 75009 Paris – Fax 33 1 44 35 26 95

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Like-for-like sales growth by business line and geographical area is as follows :

like-for-like	1st Quarter	2nd Quarter	1st Half	3rd Quarter	9 Months
BY BUSINESS LINE
Fresh Dairy Products	+12.8%	+9.6%	+11.2%	+9.5%	+10.6%
Beverages	+10.4%	+8.5%	+9.4%	+1.3%	+6.4%
Biscuits & Cereal Products	+3.1%	+4.3%	+3.7%	+3.3%	+3.6%
Other Food Business	+6.6%	-0.1%	+3.2%	-3.4%	+1.0%

BY GEOGRAPHICAL AREA
Europe	+6.8%	+5.0%	+5.9%	+1.1%	+4.2%
Asia	+12.0%	+15.6%	+13.8%	+12.6%	+13.4%
Rest of World	+21.3%	+13.8%	+17.4%	+18.9%	+17.9%

Group	+9.8%	+7.9%	+8.8%	+5.5%	+7.7%

The performance of Beverages and Europe, in the third quarter 2004, reflects the poor weather conditions in Northern Europe, compared to very high temperatures in the whole of Europe in 2003.

On a reported basis, 3rd quarter sales increased by +2.3%. Changes in exchange rates had a negative impact of -2.0% and changes in the scope of consolidation had a negative impact of -1.2%.

3 –Full year 2004 outlook:

The performance to date reinforces Groupe DANONE’s capacity to reach for the full year 2004:

•	A like-for-like sales growth around +7%.

•	An operating margin improvement of at least +20 bp.

•	A fully diluted current earnings per share growth of +10%.

o o O o o

2004 Final audited results will be released on February 11th, 2005.

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FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements regarding Groupe Danone’s growth and margin targets for 2004. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties which could cause actual results to differ materially from those anticipated in the forward-looking statements. For a detailed description of the important factors that could cause actual results to differ materially from the expectations of the Company or its management, please see the sections “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2004.

For further information :

Direction de la Communication : 33 1 44 35 20 70 / 33 1 44 35 20 75

GROUPE DANONE : 17 Boulevard Haussmann, 75009 Paris – Fax 33 1 44 35 26 95

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: October 14, 2004	By:	/s/ EMMANUEL FABER
	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer